December 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sharps Technology Inc.
File No. 024-12438
Withdrawal of Improperly Filed Amendment to the Offering Statement on Form 1-A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Sharps Technology Inc.., a Nevada corporation (the “Registrant”), hereby respectfully requests that the Amendment (the “Amendment”) to the Registrant’s Offering Statement (the “Offering Statement”) on Form 1-A filed on September 12, 2024 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Registrant’s file for the Offering Statement.

As discussed with the Staff, the filing of the Amendment was done on the wrong form. The Registrant filed a new amendment on the correct POS form (the “New Amendment”) on November 26, 2024.This second filing submitted on November 26, 2024 should remain in effect.

If you have any questions or comments regarding request, please feel free to contact Arthur Marcus of Sichenzia Ross Ference Carmel at 516-459-8161.

Sincerely,

/s/ Andrew Crescenzo

Andrew Crescenzo, Chief Financial Officer